Filed with the Securities and Exchange Commission on August 15, 2023

1933 Act Registration File No. 333-272243

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

☐ Pre-Effective Amendment No.          ___

☒ Post-Effective Amendment No.        1

(Check appropriate box or boxes.)

FPA FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

235 West Galena Street

Milwaukee, Wisconsin 53212

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, California 91740

(Name and Address for Agent for Service)

COPY TO:

Laurie Anne Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, California 92626

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

FPA New Income Fund

FPA Queens Road Small Cap Value Fund – Investor Class, Advisor Class, and Institutional Class

FPA Queens Road Value Fund

FPA U.S. Core Equity Fund

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the FPA Funds Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Trust’s Registration Statement on Form N-14 filed on May 26, 2023 (SEC Accession No. 0001104659-23-065511). This Post-Effective Amendment No. 1 is being filed for the purpose of adding the final tax opinions and other exhibits to Part C of the Registration Statement.

PART C: OTHER INFORMATION

Item 15.	Indemnification

Reference is made to Article VI of Registrant’s Declaration of Trust, which is incorporated herein by reference. Registrant hereby also makes the undertaking consistent with Rule 484 under the Securities Act of 1933, as amended. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the Distribution Agreement between Registrant and UMB Distribution Services, LLC (“Provider”), Registrant shall indemnify, defend and hold Provider, and each of its present or former directors, members, officers, employees, representatives and any person who controls or previously controlled Provider within the meaning of Section 15 of the Securities Act (“Provider Indemnitees”), free and harmless from and against: (1) any and all losses, claims, demands, liabilities, damages, charges, payments, costs and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages, charges, payments, fines, penalties, costs or expenses and any counsel fees incurred in connection therewith) of any and every nature (“Losses”) which Provider and each of the Provider Indemnitees may incur under the Securities Act, the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in the Registration Statement or any Prospectus, an annual or interim report to shareholders or sales literature, or any amendments or supplements thereto, or arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Registrant’s obligation to indemnify Provider and any of the foregoing Provider Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information relating to Provider and furnished to Registrant or its counsel by Provider in writing for the purpose of, and used in, the preparation thereof; or (2) any and all Losses which Provider and each of the Provider Indemnitees may incur in connection with this Agreement, Provider’s performance hereunder, or Provider’s acting in accordance with instructions from Registrant or its representatives, except to the extent the Losses result from Provider’s breach of this Agreement or from Provider’s willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

ITEM 16.	EXHIBITS

(1)	Charter Documents:

	(a)	Agreement and Declaration of Trust is incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on July 13, 1998.

	(b)	Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 13, 1998.

(c)

Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 13, 1998.

	(d)	Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement on Form N-1A filed with the Commission on August 1, 2003.

(2)	By-Laws:

	(a)	By-Laws are incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 13, 1998.

	(b)	Amendment to By-Laws dated December 10, 1998 are incorporated herein by reference to Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A filed with the Commission on February 8, 1999.

	(c)	Amendment to By-Laws dated February 6, 2006 are incorporated herein by reference to Post-Effective Amendment No. 55 to Registrant’s Registration Statement on Form N-1A filed with the Commission on August 1, 2006.

	(d)	Amendment to By-Laws dated August 7, 2006 are incorporated herein by reference to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A filed with the Commission on August 1, 2007.

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization:

	(a)	Form of Agreement and Plan of Reorganization included as Appendix A to the Registration Statement on Form N-14 is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(5)		Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Agreement and Declaration of Trust and Bylaws.

(6)	Investment Advisory Agreements:

	(a)	Form of Investment Advisory Agreement between Registrant, on behalf of the FPA New Income Fund, and First Pacific Advisors, LP (“FPA”) is incorporated herein by reference to Exhibit 16.6(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(b)	Form of Investment Advisory Agreement between Registrant, on behalf of FPA Queen Road Small Cap Value Fund and FPA Small Cap Value Fund, and FPA is incorporated herein by reference to Exhibit 16.6(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(c)	Form of Investment Advisory Agreement between Registrant, on behalf of FPA U.S. Core Equity Fund, and FPA is incorporated herein by reference to Exhibit 16.6(c) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(d)	Form of Investment Sub-Advisory Agreement among Registrant, on behalf of the FPA Queens Road Small Cap Value Fund and FPA Queens Road Value Fund, FPA and Bragg Financial Advisors, Inc. is incorporated herein by reference to Exhibit 16.6(d) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(e)	Expense Limit Agreement between Registrant, on behalf of FPA New Income Fund, and FPA is incorporated herein by reference to Exhibit 16.6(e) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(f)	Expense Limit Agreement between Registrant, on behalf of FPA Queens Road Small Cap Value Fund is incorporated herein by reference to Exhibit 16.6(f) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(g)	Expense Limit Agreement between Registrant, on behalf of FPA Queens Road Value Fund, and FPA is incorporated herein by reference to Exhibit 16.6(g) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(7)	Distribution Agreements:

	(a)	Distribution Agreement between Registrant and UMB Distribution Services, LLC dated as of September 28, 2012 is incorporated herein by reference to Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A filed with the Commission on April 30, 2013.

	(b)	Amendment to Distribution Agreement between Registrant and UMB Distribution Services, LLC Fund is incorporated herein by reference to Post-Effective Amendment No. 84 to Registrant’s Registration Statement on Form N-1A filed with the Commission on December 31, 2018.

	(c)	Amendment Agreement to the Distribution Agreement between Registrant and UMB Distribution Services, LLC and the Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Exhibit 16.7(c) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(8)	Not applicable.

(9)	Custody Agreements:

	(a)	Form of Custody Agreement between Registrant and UMB Bank, N.A. is incorporated herein by reference to Exhibit 16.9(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(10)	Distribution Plan and Rule 18f-3 Plan:

	(a)	Distribution Plan – Not applicable.

	(b)	Rule 18f-3 Plan is incorporated herein by reference to Exhibit 16.10(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(11)	Opinion of Counsel:

	(a)	Opinion and Consent of Counsel is incorporated herein by reference to Exhibit 16.11(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(12)	Tax Opinion:

	(a)	Tax Opinion for FPA New Income, Inc. and FPA New Income Fund – filed herewith.

	(b)	Tax Opinion for FPA Queens Road Small Cap Value Fund, a series of Bragg Capital Trust, and FPA Queens Road Small Cap Value Fund – filed herewith.

	(c)	Tax Opinion for FPA Queens Road Value Fund, a series of Bragg Capital Trust, and FPA Queens Road Value Fund – filed herewith.

	(d)	Tax Opinion for FPA U.S. Core Equity Fund, Inc. and FPA U.S. Core Equity Fund – filed herewith.

(13)	Other Material Contracts

	(a)	Form of Co-Administration Agreement among Registrant and UMB Fund Services, Inc. and Mutual Fund Administration LLC is incorporated herein by reference to Exhibit 16.13(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(b)	Form of Fund Accounting Agreement between Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Exhibit 16.13(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

	(c)	Transfer Agency Agreement between Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Post-Effective Amendment No. 75 to Registrant’s Registration Statement of Form N-1A filed with the Commission on April 30, 2015.

	(d)	Amendment to Transfer Agency Agreement between Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Post-Effective Amendment No. 84 to Registrant’s Registration Statement on Form N-1A filed with the Commission on December 31, 2018.

(14)	Other Opinions:

(a) Consent of Independent Registered Public Accounting firm for the Acquired Funds is incorporated herein by reference to Exhibit 16.14(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(b) Consent of Independent Registered Public Accounting Firm for the Acquiring Funds incorporated herein by reference to Exhibit 16.14(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on May 26, 2023.

(15)	Not applicable.

(16)	Powers of Attorneys

(a) Powers of Attorney for Robert F. Goldrich, Sandra Brown, John P. Zader, J. Richard Atwood and Maureen Quill – filed herewith.

(17)	Not applicable.

Item 17.	Undertakings

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	Within a reasonable amount of time following the reorganization, the undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, duly authorized, in the City of Milwaukee, State of Wisconsin, on the 15th day of August, 2023.

FPA FUNDS TRUST

By:	/s/ Maureen Quill
Maureen Quill
President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signatures	Title	Date

/s/ Maureen Quill	Trustee, President & Principal Executive Officer	August 15, 2023
Maureen Quill

/s/ Sandra Brown*	Trustee	August 15, 2023
Sandra Brown

/s/ Robert F. Goldrich*	Trustee	August 15, 2023
Robert F. Goldrich

/s/ John P. Zader*	Trustee	August 15, 2023
Mark L. Lipson

/s/ Rita Dam	Treasurer, Principal Accounting Officer & Principal Financial Officer	August 15, 2023
Rita Dam

*By:	/s/ Rita Dam
Rita Dam
Pursuant to Power of Attorney filed herewith.

Exhibit Index

Tax Opinion for FPA New Income, Inc. and FPA New Income Fund	EX-99.16.12(a)
Tax Opinion for FPA Queens Road Small Cap Value Fund, a series of Bragg Capital Trust, and FPA Queens Road Small Cap Value Fund	EX-99.16.12(b)
Tax Opinion for FPA Queens Road Value Fund, a series of Bragg Capital Trust, and FPA Queens Road Value Fund	EX-99.16.12(c)
Tax Opinion for FPA U.S. Core Equity Fund, Inc. and FPA U.S. Core Equity Fund	EX-99.16.12(d)
Powers of Attorney	EX-99.16.16(a)